Exhibit 99.1

PRESS RELEASE
CHC elects new board members	CHC Helicopter Corporation T 604.276.7500 F 604.279.2474 www.chc.ca

Friday, November 19, 2004, Vancouver, B.C., Canada: Craig L. Dobbin, O.C., Executive Chairman of CHC Helicopter Corporation ("CHC") (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) is pleased to announced the election of Donald J. Carty, George N. Gillett Jr. and Sylvain Allard to the Board of Directors.

Mr. Carty served as Chairman and Chief Executive Officer of AMR Corporation from 1998 to 2003, and has served in a variety of roles for AMR Airline Group and American Airlines, including President, and Executive Vice President-Finance and Planning. Mr. Carty spent several years in various management positions with CP Air, Celanese Canada, Ltd., Air Canada, and the Canadian Pacific Railway. He serves on the Boards of Directors of Dell, Inc., Sears, Roebuck and Co., Hawaiian Holdings and SolutionInc Technologies Limited. Mr. Carty is a graduate of Queen's University in Kingston, Ontario, and of the Harvard Graduate School of Business Administration. He was elected to the CHC Board Nov. 9, 2004.

Mr. Gillett is Chairman and Chief Executive Officer of Booth Creek Management Corporation, which oversees the acquisition and management of Gillett family business interests, including The Gillett Entertainment Group, Club de hockey Canadien Inc., which owns and operates the Montreal Canadians NHL hockey team, and Centre Bell in Montreal. He has held this position with this company and its predecessor since 1995. Mr. Gillett also serves as Director and Chairman of the Club de hockey Canadien Inc.; Swift & Company, the world’s second largest protein supplier; and Booth Creek Ski Holdings Inc. Mr. Gillett also serves as executive and director for a number of other corporations in the United States. He was elected to the CHC Board October 5, 2004.

Mr. Allard served as President of CHC Helicopter Corporation for six years and was appointed Chief Executive Officer Nov. 8, 2004. Mr. Allard started with the Company as a helicopter pilot in Eastern Canada in 1982. He earned a Masters of Business Administration degree (Gold Medallist) from Concordia University, Montreal, and has held several key positions in the Company, including President of Viking Helicopters Ltd., Canadian Helicopters (Eastern) and CHC Helicopters International. As President of CHC, Mr. Allard helped facilitate the successful acquisition and consolidation of HSG Group and Schreiner Aviation, and the focusing of CHC into the world’s largest offshore helicopter operator. He was elected to the Board Nov. 9, 2004.

PRESS RELEASE
CHC Helicopter Corporation T 604.276.7500 F 604.279.2474 www.chc.ca

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in 30 countries and a team of approximately 3,400 professionals worldwide.

For further information, please contact:

Jo Mark Zurel	Martin Lockyer
Senior Vice-President & Chief Financial Officer	Vice President Legal Affairs
604-276-7500	604-276-7500

If you wish to be added to, or removed from, the Company's distribution list, please contact communications@chc.ca.

This press release may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC’s Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.